Exhibit 12(b)

PACCAR Financial Corp.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PURSUANT TO THE SUPPORT AGREEMENT

BETWEEN THE COMPANY AND PACCAR

(Millions of Dollars)

	Year ended December 31
	2013	2012	2011	2010	2009

FIXED CHARGES
Interest expense	$58.9	$59.2	$64.0	$90.5	$126.2
Facility and equipment rental	1.5	1.5	1.9	2.1	2.1

TOTAL FIXED CHARGES	$60.4	$60.7	$65.9	$92.6	$128.3

EARNINGS
Income before income taxes	$159.4	$133.6	$112.4	$63.2	$44.8
Depreciation	210.0	180.6	148.1	132.4	122.3

	369.4	314.2	260.5	195.6	167.1

FIXED CHARGES	60.4	60.7	65.9	92.6	128.3

EARNINGS AS DEFINED	$429.8	$374.9	$326.4	$288.2	$295.4

RATIO OF EARNINGS TO FIXED CHARGES	7.12x	6.18x	4.95x	3.11x	2.30x